Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019

December 17, 2021

CONFIDENTIAL

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Andretti Acquisition Corp.

Amendment No. 2 to the Registration Statement on Form S-1

Submitted on November 23, 2021

CIK No. 0001843714

Ladies and Gentlemen:

On behalf of our client, Andretti Acquisition Corp., a Cayman Islands exempted company (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, we file in electronic form the accompanying Amendment No. 3 to the Registration Statement on Form S-1 of the Company (the “Registration Statement”), marked to indicate changes from Amendment No. 2 to the Registration Statement on Form S-1 which was submitted to the Securities and Exchange Commission (the “Commission”) on November 23, 2021.

The Registration Statement reflects the responses of the Company to the comments received from the Staff of the Commission (the “Staff”) in a letter, dated December 13, 2021. For your convenience, references in the responses to the page numbers are to the marked version of the Registration Statement and to the prospectus included therein.

The Company has asked us to convey the following as its responses to the Staff:

Summary, Expression of Interest

1. We note your disclosure on pages 23, 151, and 153 provides that your “sponsor coinvestor is not obligated to refrain from redemption with respect to Class A ordinary shares purchased as part of the units in this offering, if any, or through open market purchases subsequent to the closing of this offering.” Please reconcile this disclosure with your disclosure in several other areas of the filing that indicate you have entered into an agreement with your sponsor co-investor, whereby they have agreed to waive their redemption rights for any “public shares held by them,” pursuant to certain circumstances, as described on pages 33, 120-22, 148, and 158. Also, this disclosure differs from the redemption terms you outline on pages 24 and 160, where you reference the “public shares.”

Securities and Exchange Commission

December 17, 2021

Response to Comment

The Company acknowledges the Staff’s comment and has updated the disclosure in the Registration Statement to reflect that the sponsor co-investor has agreed to waive its redemption rights with respect to any public shares it may hold. Please see pages 23, 34, 120, 121, 148, 151, 152, 155, 159 and F-8 of the Registration Statement.

2. Clarify whether your sponsor co-investor has expressed an intention to purchase units in this offering, as your disclosure suggests when it refers to the ability to exercise redemption rights in connection with such purchased shares. If so, revise to disclose the intended volume and terms of such purchases.

Response to Comment

The Company acknowledges the Staff’s comment and has updated the disclosure with respect to the sponsor co-investor’s intention to purchase units in the offering. Please see pages 23, 152 and 155 of the Registration Statement.

Risk Factors, General Risk Factors

3. We note your risk factor that further statements by the SEC relating to “accepted accounting of special purpose acquisition companies” could result in the correction of accounting errors in previously issued financial statements. Please tell us what “accepted accounting of special purpose acquisition companies” means and how it relates to (1) the requirements in Regulation S-X that the financial statements must be prepared in accordance with generally accepted accounting principles in the U.S. (“U.S. GAAP”), and (2) your financial statements and related audit opinion that state your financial statements were prepared in accordance with U.S. GAAP.

Response to Comment

The Company acknowledges the Staff’s comment and has removed the risk factor.

Exhibits

4. We note that you expect to enter into agreements with your sponsor co-investor pursuant to which such sponsor co-investor will agree to purchase Class B ordinary shares immediately prior to the closing of this offering. Please file such agreement as an exhibit to the registration statement.

Securities and Exchange Commission

December 17, 2021

Response to Comment

The Company acknowledges the Staff’s comment and has filed the agreements with the sponsor co-investor as exhibits to the Registration Statement. Please see Exhibit 10.10 and Exhibit 10.11.

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Any questions or notifications with respect to this letter should be directed to the undersigned at (212) 373-3309.

Very truly yours,

/s/ Raphael M. Russo

Raphael M. Russo

cc:	Gregg A. Noel, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Michael J. Mies, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

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